Exhibit 99.1

Central GoldTrust

Wednesday July 25, 2012

Central GoldTrust (symbols: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) and NYSE MKT – GTU (U.S.$)) has today released selected financial information in U.S. dollars relating to net assets and financial results for the six months ended June 30, 2012.

The Board of Central GoldTrust also announces the appointment of Professor Glenn C. Fox as a Trustee of the Trust. He is a respected professor of agricultural economics at the University of Guelph with a well-established record of research, writings, publication and teaching on the importance of property rights in a modern society, including a long-standing interest in the economics, history and ethics of sound money.

CENTRAL GOLDTRUST

STATEMENTS OF NET ASSETS

(expressed in U.S. dollars, unaudited)

	June 30	December 31
	2012	2011
Net assets:
Gold at market	$1,126,386,222	1,109,474,574
Cash and short-term deposits	19,447,434	21,825,558
Prepaid expenses and other	279,425	206,977
	1,146,113,081	1,131,507,109
Accrued liabilities	(663,888)	(1,021,977)
Net assets representing Unitholders’ equity	$1,145,449,193	1,130,485,132
Represented by: Capital
Units issued: 19,299,000	$744,870,733	744,870,733
Retained earnings
inclusive of unrealized appreciation of holdings	400,578,460	385,614,399
	$1,145,449,193	1,130,485,132

Net asset value per Unit	$59.35	58.58
Exchange rate: U.S. $1.00 = Cdn.	$1.0191	1.0170
Net asset value per Unit
expressed in Canadian dollars	$60.49	59.57

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets decreased by $46.1 million or 3.9% during the three months ended June 30, 2012. This decrease was attributable to the 3.8% decrease in the price of gold during the period.

Net assets increased by $15.0 million or 1.3% during the six months ended June 30, 2012. This increase was attributable to the 1.5% increase in the price of gold during the period.

CENTRAL GOLDTRUST

STATEMENTS OF INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

Six months ended June 30,			Three months ended June 30,
	2012	2011	2012	2011
Income:
Interest	$32,426	21,552	$16,379	10,627
Change in unrealized appreciation of holdings	16,912,182	58,207,269	(45,110,473)	40,627,018
Total income (loss)	16,944,608	58,228,821	(45,094,094)	40,637,645
Expenses:
Administration fees	1,137,717	897,349	550,298	466,954
Safekeeping fees and bank charges	565,789	476,997	272,528	259,485
Trustees’ fees and expenses	64,142	43,419	28,877	19,921
Auditors’ fees	61,426	62,715	27,925	44,367
Legal fees	40,854	35,375	19,961	14,017
Unitholder information	36,927	37,324	22,430	29,986
Regulatory filing fees	33,340	23,548	15,779	11,826
Stock exchange fees	29,057	29,662	14,226	14,831
Registrar and transfer agent fees	11,155	9,301	5,083	4,201
Miscellaneous	140	893	82	791
Total expenses	1,980,547	1,616,583	957,189	866,379
Net income (loss) inclusive of
the change in unrealized appreciation of holdings	$14,964,061	56,612,238	$(46,051,283)	39,771,266

Net income (loss) per Unit	$0.77	3.40	$(2.39)	2.39

The net loss inclusive of the change in unrealized appreciation of holdings for the three months ended June 30, 2012 was $46.1 million ($2.39 per Unit) compared to net income of $39.8 million ($2.39 per Unit) for the comparative period in 2011. For the six months ended June 30, 2012, net income (inclusive of the change in unrealized appreciation of holdings) was $15.0 million ($0.77 per Unit) compared to $56.6 million ($3.40 per Unit) for the comparative period in 2011. Virtually all of the reported net income (loss) for the three and six month periods represents the change in unrealized appreciation of gold holdings, which is not distributable income. Interest income currently forms a nominal portion of the Trust’s income. Certain expenses, such as administration fees and safekeeping fees, have varied in relation to net asset levels. Administration fees, which are scaled and are calculated monthly based on the net assets at each month-end, increased by $240,368 during the six month period ended June 30, 2012 as compared to the same period in 2011. The increase in administration fees was a direct result of the higher level of net assets under administration.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) was 0.08% for the three months ended June 30, 2012 compared to 0.09% for the same period in 2011. The expense ratio for the six month period ended June 30, 2012 was 0.17% compared to 0.18% for the same six month period in 2011. For the twelve month period ended June 30, 2012 the expense ratio was 0.34% compared to 0.35% for the same twelve month period ended June 30, 2011.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At June 30, 2012, the Units of Central GoldTrust were 98.3% invested in unencumbered, allocated, segregated gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Amex.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).